SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 01 March, 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

March 1, 2010

IAN DAVIS TO JOIN THE BP BOARD

The board of BP announced today
that it has appointed Mr. Ian Davis as a non-executive director of BP p.l.c. with effect from April 2, 2010. Mr. Davis has worked for McKinsey & Company since 1979. Between 2003 and 2009 he was Chairman and Worldwide Managing Director of the firm. He will be retiring from McKinsey in July 2010.

Notes to editors:

Ian Davis is currently Senior Partner of McKinsey & Company. He served as Chairman and Worldwide Managing Director of McKinsey from 2003 to 2009. Prior to that he was Managing Partner of McKinsey'spractice in the UK and Ireland. In his thirty years with McKinsey, Mr Davis served as a consultant a range of global organisations across the private, public and not-for-profit sectors.

He is a member of the Board of Teach for All, an Advisory Director of the King Abdullah Petroleum Studies and Research Centre, a member of the President's Council at the University of Tokyo, and a member of the Chancellor's Court at the University of Oxford.

A photograph of Mr Davis is available from the BP press office

BP's Board: www.bit.ly/BP_board

Further information
:

BP press office:
+44 (0)20 7496 4076
bppress@bp.com

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  01 March, 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary